Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2016	2015	2014
	(in thousands)

Fixed Charges:
Interest Expense	$4,765	$3,119	$2,797
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$4,765	$3,119	$2,797

Earnings:
Income Before Income Taxes and Non-Controlling	$715,265	$631,099	$608,621
Interest in Earnings of Consolidated Entities
Other	2,515	7,727	1,379
Fixed Charges	4,765	3,119	2,797
Total Earnings	$722,545	$641,945	$612,797

Consolidated Ratio Of Earnings To Fixed Charges	151.64	205.82	219.09

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.